EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratio of earnings to fixed charges)

The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, the Company has no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Six Months Ended June 30,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Including Deposits):
Earnings:
Income before income taxes	$39,219	$74,370	$72,889	$67,198	$78,897	$70,250
Add: Fixed charges, net	24,404	49,503	48,128	87,121	70,422	80,746
Income before income taxes and fixed charges, net	63,623	123,873	121,017	154,319	149,319	150,996
Fixed charges
Interest expense	23,846	48,416	46,969	86,112	69,714	79,413
Estimate of interest (1/3) within rental expense	558	1,087	1,159	1,009	708	656
Interest on unrecognized tax benefits	-	-	-	-	-	677
Total fixed charges	$24,404	49,503	48,128	87,121	70,422	80,746
Ratio of Earnings to Fixed Charges	2.61x	2.50x	2.51x	1.77x	2.12x	1.87x

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends (Excluding Deposits):
Earnings:
Income before income taxes	$39,219	$74,370	$72,889	$67,198	$78,897	$70,250
Add: Fixed charges, net	13,514	29,912	28,201	64,333	44,291	31,324
Income before income taxes and fixed charges, net	52,733	104,282	101,090	131,531	123,188	101,574
Fixed charges
Interest expense (excluding deposits)	12,956	28,825	27,042	43,583	43,583	29,991
Estimate of interest (1/3) within rental expense	558	1,087	1,159	1,009	708	656
Interest on unrecognized tax benefits	-	-	-	-	-	677
Total fixed charges	13,514	29,912	28,201	44,592	44,291	31,324
Ratio of Earnings to Fixed Charges	3.90x	3.49x	3.58x	2.95x	2.78x	3.24x